UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2023	2

The financial information related to January-September 2023 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”, page 21 of this document).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 13:00am CET on 8th November 2023.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q3 2023 Financial Results                       8th November 2023
Delivered another solid quarter

Highlights
•Maintaining strong market position; growth in value accesses
◦FTTH +14%, mobile contract +3%; 5G deployment accelerating
◦Increasing network agility, efficiency, intelligence, quality and sustainability (zero-touch process and AI)
◦Customers loyalty improved; leading NPS; attractive offerings
•Continuing to deliver in key metrics; revenue, OIBDA, CapEx/Sales, FCF and deleverage
•Profitable and sustainable revenue & OIBDA organic growth (y-o-y)
◦Revenue +2.5%, leveraging on service revenue +3.1%, with price increases sustaining momentum
◦Strong B2B revenue performance (+4.6%), T. Tech the differential growth driver
◦OIBDA +3.0% y-o-y, increasing margin on consistent and disciplined execution
◦Ongoing generation of efficiencies, digitalisation and synergy realisation
•Acceleration in reported OIBDA growth, despite FX headwinds
◦Reported OIBDA +2.5% y-o-y; +2.6 p.p. q-o-q
◦Reported Revenue stable (-0.2% y-o-y)
•CapEx intensity declining
◦OIBDA-CapEx +9.3% y-o-y organic; +5.9 p.p. vs Q2 23 y-o-y
◦CapEx/Sales at 13.4% organic in 9M 23. Investment focus in NGN (innovation, digitalisation, …)
•FCF improvement throughout the year, reaching €1.1bn in Q3 23 and €2.5bn in 9M 23 ex-spectrum, on track towards the ~4bn ambition (ex-spectrum) for 2023
•Progress on net debt and leverage reduction -€2.1bn y-o-y to €26.5bn net debt and -0.3x y-o-y to 2.51x ND/OIBDAaL as of Sep-23
•Prioritise balance sheet strength; strong liquidity position and a light maturity profile
•Q3 23 business performance. Spain another step towards OIBDA stabilisation y-o-y (-0.5%) reflecting strong performance in service revenue (+1.0% y-o-y) and efficiencies. Brazil continued revenue, OIBDA and OIBDA-CapEx growth (+21.4% y-o-y). Ongoing robust commercial traction in Germany, with steady growth in revenue and OIBDA, and sequential improvement in OIBDA-CapEx to +18.6% y-o-y. In the UK, VMO2 accelerated profitability OIBDA-CapEx (+16.5%) and is accelerating momentum on fibre build and 5G rollout. T. Hispam, maintained strong commercial traction in UBB (+12%) and mobile contract (+3%), with investments rationalisation (CapEx/Sales 9.1% organic). In our Global Units, T. Tech, a leading IT provider for B2B digitalisation, posted again a remarkable revenue growth of +14.4% y-o-y. T. Infra, through its fibre vehicles passed 20m premises as of Sep-23, accelerating deployment

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"We are pleased to report another strong set of results, where we continue to deliver on key metrics; revenue and OIBDA growth, benchmark CapEx to Sales, FCF improvement, net debt and leverage reduction. Reported OIBDA returned to growth, demonstrating our distinctive operating leverage.
Q3 23 results allow us to confirm our full year-guidance, upgraded at H1 23 results and our dividend commitment for 2023, in a backdrop of the new 3 years strategic plan to be presented today during our Capital Markets Day. We are fully focused on executing our new Company Plan.
Last but not least, we continue to put ESG at the core of our strategy, strengthening our progress in sustainability by establishing a clear roadmap, such as our recently updated Climate Action Plan, which sets us ahead of the regulatory curve."

Outlook
January-September 2023 results on track to meet guidance for 2023 (organic1):
•Revenues: "~4% growth” (+3.5% in 9M 23)
•OIBDA: "~3% growth” (+2.6% in 9M 23)
•CapEx to sales ratio of around 14% organic (13.4% in 9M 23)

Shareholder remuneration confirmed for 2023
•2023 cash dividend of €0.30 per share will be paid the 14th Dec-23 (€0.15 per share) and in June 2024 (€0.15 per share). For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM
•The second tranche of the 2022 dividend of €0.15 per share in cash was paid the 15th June, 2023
•Reduction of share capital through the cancellation of the Company’s own shares (24,779,409) in April 2023
In addition, Telefónica announced that the adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 1.4% of the share capital held as treasury stock (June 30th, 2023).

1     Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2022 (average in 2022). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Telefónica Group Main KPIs

	9M 23		Q3 23
	Reported (€m)	Reported y-o-y % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	30,499	2.4	10,321	(0.2)
OIBDA	9,595	0.0	3,330	2.5
OIBDA underlying	9,648	1.3	3,342	1.5
Net Income	1,262	(15.0)	502	9.3
FCF (incl. leases principal payments)	2,426	(1.9)	1,130	0.4
Net Financial Debt ex-leases	26,537	(7.4)

	9M 23		Q3 23
	Reported + 50% VMO2 (€m)	Organic y-o-y % Chg	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	35,048	3.5	11,885	2.5
OIBDA	11,198	2.6	3,875	3.0
OIBDA - CapEx (ex- spectrum)	6,437	4.8	2,111	9.3

	Sep 23 (thousands)	y-o-y % Chg
Total Accesses	384,762	0.3
o/ w FTTH	15,669	14.2
o/ w Contract	128,749	3.0
o/ w Pay TV	10,303	(4.1)
o/ w Wholesale	25,185	(1.5)

Breakdown Main Financials

	9M 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg	Q3 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg
Revenue	30,499	2.4		10,321	(0.2)
Telefónica España	9,334	0.5	0.5	3,151	1.0	1.0
Telefónica Deutschland	6,323	4.8	4.8	2,131	2.2	2.2
Telefónica Brasil	7,112	9.3	9.0	2,467	6.8	7.5
Telefónica Hispam	6,727	(4.4)	(0.6)	2,238	(10.8)	(2.7)
Other companies & eliminations	1,003	7.8	6.9	333	4.8	(0.2)
Revenue + 50% VMO2	35,048		3.5	11,885		2.5
VMO2 (100%)	9,282	3.0	5.8	3,220	6.7	7.1
OIBDA	9,595	0.0		3,330	2.5
Telefónica España	3,367	(1.1)	(1.1)	1,144	(0.5)	(0.5)
Telefónica Deutschland	1,949	2.9	2.7	674	4.2	3.6
Telefónica Brasil	3,000	11.0	10.7	1,095	10.8	11.6
Telefónica Hispam	1,198	(24.9)	(9.0)	400	(20.2)	(17.1)
Other companies & eliminations	82	c.s.	168.3	18	c.s.	c.s.
OIBDA + 50% VMO2	11,198		2.6	3,875		3.0
VMO2 (100%)	3,235	(2.6)	3.8	1,132	3.4	6.3
CAPEX (including spectrum)	3,875	(3.6)		1,470	(4.4)
Telefónica España	1,150	10.1	8.1	396	(1.5)	(1.5)
Telefónica Deutschland	816	(9.5)	(9.5)	312	(9.7)	(9.7)
Telefónica Brasil	1,233	(4.9)	(5.3)	529	8.3	1.5
Telefónica Hispam	528	(19.8)	0.3	191	(17.0)	(0.4)
Other companies & eliminations	147	24.6	23.8	42	(41.8)	(43.1)
CAPEX (including spectrum) + 50% VMO2	4,810		(0.4)	1,801	20.8	(3.8)
VMO2 (100%)	1,871	(5.8)	2.1	662	(7.7)	(1.5)

Operational, infrastructure and IT performance
The Group’s accesses grew +0.3% y-o-y to 384.8m in Sep-23, with high value FTTH and contract accesses up +14% and +3% y-o-y, respectively.
Following the Transformation of our Networks and Systems, we continue capturing the benefits of the Autonomous Network Journey (ANJ) program, which aims to achieve the autonomous operation of our networks through the potential of Data Management, Artificial Intelligence (AI) and Machine Learning (ML) technologies. Specific solutions have already been implemented and result in better Quality of Service with fewer errors and better recovery times for our networks.
One of these solutions is the so-called “Panel de Control”, implemented in Spain to identify massive incidents in our IP network (over which various customer services are supported). The solution, through advanced data processing and intelligent algorithms, allows automatic analysis and diagnosis, as well as the proactive detection of traffic volume deviations and enable the observability of Network traffic, allowing for more agile and efficient operation.
Also, in Brazil we have completed the first “closed loop” in the virtualised architecture of VIVO's new 5G SA core, which allows end-to-end management of incidents (it detects, analyses, and executes the corresponding action for automatic resolution) and a reduction in the average time to solve them.
In parallel, we continue taking steps to ensure that we have the best organisation and skills in the teams to obtain the maximum benefit from the transformation towards new technologies.
All this transformation is facilitating the acceleration of FTTH and 5G deployments and the planned switch-off of the retail copper service in Spain set for April 2024 (681 COs closed up to Sept-23; 2,917 closed since 2014). We maintain our position as a global leader in fibre offering an optimal carrier solution (with XGS-PON readiness) for the next 50 years. Our extensive coverage includes 171.2m UBB PPs, +3% y-o-y to; 70.3m FTTH PPs, +13% y-o-y. Furthermore, we have the largest own UBB coverage outside of China.
Our 5G network covers 87% of population in Spain as of September, 92% in Germany, 42% in Brazil and 49% in the UK. In addition, we have launched 5G+ (5G SA) in Spain in 11 cities which improves user experience and allow enterprises to implement advanced mobile connectivity services. 5G SA is also already launched in Brazil and Germany. The launch in the UK is expected for the end of 2023. Massive commercial deployment of full 5G SA in core markets is expected from this 2023 to 2025, depending on availability of technology, devices, and spectrum as well as on specific market conditions.

Financial performance
Income Statement
The FX impact in Q3 23 was -€12m on revenue, -€14m on OIBDA y-o-y (+€35m, -€4m in 9M 23). Including 50% of VMO2 results -€20m on revenue, -€16m on OIBDA y-o-y (9M 23: -€95m, -€49m). On net debt, -€0.5bn in 9M 23 (-€0.7bn on net debt plus leases). The contribution to y-o-y growth from hyperinflationary countries was -€213m on revenue and -€41m on OIBDA in Q3 23 (-€291m, -€116m in 9M 23) due to the Argentine peso depreciation in August.
Revenue was stable in Q3 23 (-0.2% y-o-y to €10,321m; +2.4% to €30,499m in 9M 23). The deceleration vs Q2 23 (+0.9% y-o-y) was mainly due to the Argentina effect (-€213m in Q3 23, -€293m in 9M 23), partially offset by a lower negative FX impact. In organic terms, revenue increased 2.5% y-o-y (+3.5% in 9M 23) driven by higher service revenues (+3.1% y-o-y; +3.6% in 9M). Handset sales fell -2.7% in Q3 23 (+3.2% in 9M 23).
B2B revenue continued to post a solid increase in 9M 23, +6.8% y-o-y organic to €7bn (+4.6% y-o-y in Q3 23), driven by sustained growth in the core markets and by T.Tech's business contribution. Revenue grew in both the Corporate segment (+7.8% y-o-y in 9M 23) and SMEs (+4.5% y-o-y in 9M 23).
Other income reached €392m in Q3 23 and €1,055m in 9M 23 (€459m and €1,527m in 2022; including €0.2bn mainly from Colombia's InfraCo capital gain in Q1 and the sale of the data centre in Chile in Q2).
Operating expenses decreased -2.0% y-o-y to €7,378m in Q3 23 (+1.2% to €21,937m in 9M 23) positively affected by the Argentina effect (€177m in Q3 23, €184m in 9M 23) and lower restructuring costs y-o-y (€12m in Q3 23, in Hispam and Other companies & eliminations). In organic terms, OpEx grew 1.6% y-o-y (+2.6% in 9M 23) mainly due to higher supply and personnel costs, partially offset by lower other expenses.
Impairments and losses on disposal of assets amounted to €5m in Q3 23 and €22m in 9M 23 (€22m and €43m in 2022).
Operating income before depreciation and amortisation (OIBDA) back to growth in Q3 23 (+2.5% to €3,330m; stable at €9,595m in 9M 23). The sequential y-o-y improvement vs Q2 23 (-0.1% y-o-y) was mainly due to lower negative FX, Argentina and restructuring impacts. In organic terms grew 3.0% y-o-y (+2.6% in 9M 23). OIBDA underlying increased 1.5% y-o-y (+1.3% in 9M 23).
OIBDA margin in organic terms was stable (+0.2 p.p. y-o-y to 32.9% in Q3 23; -0.3 p.p. to 32.5% in 9M 23).
Depreciation and amortisation decreased -2.7% y-o-y to €2,272m in Q3 23 (-0.7% to €6,620m in 9M 23), mainly affected by the Argentina effect (€49m in Q3 23, €61m in 9M 23). In organic terms, D&A decreased -4.2% due to lower amortisation associated with VMO2 (-0.8% in 9M 23).
Share of profit of investments accounted for by the equity method totalled -€219m in Q3 23 (+€376m in Q3 22), due to lower results of VMO2, mainly reflecting the change in fair value of derivatives. 9M 23: -€233m (+€481m in 9M 22).
Net financial expenses fell -32.8% y-o-y in Q3 23 to €492m due to extraordinary impacts in 2022 (changes in the value of equity derivatives related to own shares). Excluding these, net financial expenses remained almost stable y-o-y. In 9M 23, net financial expenses declined -8.0% y-o-y to €1,282m due to lower debt-related expenses based on a lower debt denominated in Brazilian reais and a solid fixed interest rate position in strong currencies that neutralised the rise in interest rates in these currencies.
Corporate tax amounted to a positive €245m in Q3 23 and €15m in 9M 23 (vs an expense of €4m in Q3 22 and €316m in 9M 22), mainly due to the recognition in the quarter of deferred tax assets in Spain for the future use of tax credits.
Profit attributable to non-controlling interests decreased -4.5% y-o-y to €89m in Q3 23 (+1.6% to €213m in 9M 23).
Profit attributable to equity holders of the parent company grew 9.3% to €502m with an increase in earnings per share of 8.7% to €0.08 (-15.0% to €1,262m and -18.3% to €0.19, respectively in 9M 23). In underlying terms, net income and EPS amounted to €566m and €0.09 in Q3 23 (€1,555m and €0.24 in 9M 23) after excluding -€9m of restructuring and -€55m of other impacts.

Free Cash flow
OIBDA-CapEx (€1,860m in Q3 23 and €5,721m in 9M 23) grew 9.3% y-o-y in Q3 23 and +4.8% in 9M 23 in organic terms.
CapEx fell -4.4% y-o-y to €1,470m in Q3 23 (-3.6% to €3,875m in 9M 23). In organic terms, CapEx decreased -3.8% y-o-y (-0.4% in 9M 23). CapEx/Revenue was down -0.5 p.p. y-o-y to 13.4% organic in 9M 23.

Working capital consumed €524m in 9M 23, mainly impacted by recurrent seasonal effects such as CapEx. Compared to 9M 22, working capital consumption was €415m higher y-o-y, mainly due to the accrued financed spectrum in 2022, to be paid in the coming years, and CapEx seasonality.
Interest payments increased 10.2% y-o-y to €1,284m in 9M 23 due to extraordinary payments. Excluding this impact, debt-related interest payments decreased due to lower debt denominated in Brazilian reais and a solid fixed interest rate position in strong currencies that allowed to neutralise the rise in interest rates in these currencies. The effective cost of debt related interest payments (L12M, ex leases) was 3.61% as of Sep-23.
Dividends received increased to €849m in 9M 23 (€497m in 9M 22) mainly from VMO2 (€764m, €391m in Q3 23).
Tax payments declined -5.5% y-o-y to €393m in 9M 23, mainly due to lower tax payments in Brazil and Hispam, partially offset by lower tax refunds from previous years in Spain.
Dividends paid to minority shareholders totalled €371m in 9M 23 (€275m in 9M 22) with higher payments to minorities of T. Brasil and Telxius.
Lease principal payments were 7.0% higher y-o-y to €1,561m in 9M 23 mainly due to seasonal impacts.
Thus, free cash flow amounted to €2,426m in 9M 23 (€1,130m in Q3 23; €2,474m in 9M 22).

Funding and financing
Net financial debt stood at €26,537m in Sep-23. In Q3 23, it was down €942m thanks to a positive free cash flow generation of €1,130m, the temporary effect of issuance and repurchase of hybrid bonds (€362m) and other net factors (€15m). Factors that increased net debt were: i) shareholder remuneration (€258m, including coupon payments of capital instruments), labour commitment payments (€220m) and net financial investments (€87m).
In 9M 23, net debt decreased by €150m. Factors that decreased net debt were a positive free cash flow generation of €2,426m, the temporary effect of issuance and repurchase of hybrid bonds (€362m) and net financial divestments of €193m. Factors that increased net debt were (i) shareholder remuneration of €1,426m (including coupon payments of capital instruments), ii) labour-related commitment payments of €647m, and, iii) other net factors totalling €758m mainly due to the higher value in euros of net debt in foreign currencies.
Net financial debt including lease liabilities amounted to €35,358m in Sep-23. Lease liabilities increased by 2.0% vs Dec-22 due to FX appreciation (mainly BRL and COP) and 1.9% vs Jun-23 due to higher ROU additions than principal payments.
In 9M 23, Telefónica raised long term financing by €4,134m; €2,260m at the Group, mainly including a €1bn green hybrid bond -7.25 years, a 10-year bilateral loan of €150m, a 3m bond denominated in "Unidades de Fomento" (maturity in Jul-28, launched by T. Móviles Chile), a USD 129m bilateral loan (signed by T. Móviles Chile) and a €750m green hybrid bond -8 years. In 9M 23, Telefónica repurchased hybrids with NC Mar-24 and partially the NC date Dec-23. In addition, Telefónica raised €1,874m equivalent at VMO2 (USD 750m sustainability-linked term loan -maturity Mar-31, which was followed by a re-tap of USD 500m and €700m sustainability-linked syndicated term loan with maturity in Oct-31).
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €20,772m (€11,351m corresponding to undrawn committed credit lines; €11,161m maturing over 12M). As of Sep-23, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 12.3 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €991m as of Sep-23.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the UN SDGs.
“E” Environmental: Building a greener future.
•Key targets: Net-zero emissions by 2040, including the value chain. Interim target: reduce Scope 1 + 2 emissions by 90% in core markets and neutralise 10% unabated emissions by 2025. Objectives validated by SBTi; 100% renewables and zero-waste by 2030.
◦Q3 23 highlight: On the path to net-zero: the Company has updated its Climate Action Plan, approved by the Board, putting us ahead of the various regulatory requirements and in line with the TCFD recommendations and includes further details of the climate-related risks and opportunities, as well as the oversight and accountability mechanisms within governance model, among other aspects. (SDG #7, #11, #12, #13).
“S” Social: Helping society to thrive.
•Key targets: Expand connectivity with >90% rural MBB coverage in core markets; 33% women executives and zero adjusted2 gender pay gap by 2024.
◦Q3 23 highlight: Respect and promote the rights of all people outlining our impact across society: aligned with our historical commitment to human rights, we are one of the first telcos to publish a human rights/environmental impact assessment in view of new due diligence requirements (our first global impact assessment was in 2013). (SDG #5, #8, #9, #13).
“G” Governance: Leading by example.
•Key targets: Gender parity3 in top governing bodies by 2030; Zero tolerance of corruption and 30-35% financing4 linked to sustainability criteria by 2024.
◦Q3 23 highlight: Sustainable financing: Telefónica has successfully issued a non-call 8-year €750m green hybrid bond. This issuance follows the latest Sustainable Financing Framework updated in July 2023, with the aim of continuously meeting best market practices and investor expectations. The framework has been endorsed with a second party opinion from Sustainalytics. (SDG #7, #8, #9, #11, #13).

2     Adjusted pay gap: equal pay for jobs of equal value. Achieved in 2022
3     Parity defined as not less than 40% of each gender represented
4     Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica 9M 23 revenue	30%	of total Telefónica 9M 23 OIBDA	35%	of total Telefónica 9M 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Positive net adds in TV and convergence (for the first time since 2020)
•Acceleration in revenue growth (+0.7 p.p. vs. Q2), with higher retail revenue momentum
•OIBDA towards year-on-year stabilisation in Q4 23

Operating performance
T. España's Q3 23 results underscore the success of its growth and sustainability strategy. Commercial activity at the highest levels in recent years, thanks to the attractive evolution of its offer, resulted in positive net adds in all the main services. This improved y-o-y revenue growth (+1.0%) and drove OIBDA to progress towards y-o-y stabilisation (-0.5%).
The good progress of the indicators is underpinned by successful actions such as the update of the miMovistar convergent portfolio, the launch of Movistar Plus+, an innovative commercial proposal for the Business segment with a significant presence of IT services, wholesale services leveraged on the best assets in the market (fixed and mobile network, content, etc.), as well as efficiency measures that are transforming the Company (copper switch-off, digitalisation, channels, etc.).
As part of its commitment to sustainability, Movistar has developed an online platform and tools to support the Ecomar Foundation in raising awareness among young people about caring for the seas and the problem of waste. In addition, Movistar obtained the Compliance Criminal and Antibribery certification (EQA), following the evaluation of the criminal risk analysis carried out by the Company and the internal controls in place to mitigate these risks.
Accesses grew 1% y-o-y as of Sep-23, thanks to an outstanding performance that was reflected in positive quarterly net adds in all the main accesses; FBB (+28k), mobile contract (+69k) and even TV (+1k), the latter thanks to the good reception of Movistar Plus+. Fibre maintained its pace of growth in Q3 23 (+103k accesses; +74k retail) and accounts for 91% of the broadband base (30% uptake, 28.9m PP).
The convergent base remained virtually unchanged from a year ago and in Q3 23 regained positive net adds for the first time in three years (+3k). In Q3 23, ARPU increased 0.5% y-o-y to 90.6 euros (slightly lower than in Q2 23 affected by the lower presence of football competitions). At the same time, churn was the best in more than eight years (-0.3 p.p. y-o-y to 0.9%). As a result, Telefónica maintained its market leadership in the convergent customer lifetime value.

Financial performance
Revenue in Q3 23 accelerated y-o-y growth to +1.0% (Q2 23 +0.3%), with service revenue maintaining steady growth throughout the year (+1.0%) driven by strong retail revenues (+2.4% y-o-y; +0.5 p.p. vs. Q2 23). This performance is underpinned by several factors such as better commercial performance, tariff repositioning and IT sales. Handset sales grew (+1.3% y-o-y) with a more homogeneous y-o-y comparison, leaving behind the effects of the incorporation of a handset in the convergent offer. Revenue in 9M 23 increased 0.5% y-o-y and service revenue rose 1.0%.
OIBDA in Q3 23 (-0.5% y-o-y) maintained the y-o-y improvement trend (+0.6 p.p. vs. Q2) mainly due to higher revenue growth, energy savings and efficiencies in the network transformation. The OIBDA margin was 36.3% in the quarter (-0.5 p.p. y-o-y). OIBDA in 9M 23 was -1.1% y-o-y.
CapEx in 9M 23 (+8.1% y-o-y) increased due to the different pace of execution compared to 2022, although it will soften again in Q4 23. CapEx remains focused on the rollout of 5G and FTTH (retail copper switch off scheduled for April 24). OIBDA-CapEx in 9M 23 declined 5.2% y-o-y (cash margin of 23.7%) although it stabilised in the quarter (+0.1% y-o-y).

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

20%	of total Telefónica 9M 23 revenue	27%	of total Telefónica 9M 23 OIBDA	27%	of total Telefónica 9M 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Significant commercial traction (highest net adds in contract and FTTH in the last 3 quarters)
•Revenue growth above inflation (Q3 23 +7.5% y-o-y); OIBDA margin expansion (Q3 23 +1.6 p.p. y-o-y)
•CapEx reduction in line with target (9M 23 -5.3% y-o-y), driving OIBDA-CapEx (9M 23 +25.6% y-o-y)

Operating performance
On ESG, Vivo continues to progress on its commitment on ESG. The company will be the first in the sector to start using Self-Production of Energy; in partnership with a specialised company, Telefónica Brasil will be a partner in 4 solar parks in Janaúba that will supply more than 200 medium voltage consumer units.
Vivo signed a commitment to invest in Vivo Money of up to BRL 250m with Poligono Capital to be carried out over a 24 month period. This investment will strengthen Vivo's position as a hub for digital services, thereby expanding the range of services offered to its customers beyond connectivity.
T. Brasil accesses remain stable y-o-y. However, contract and FTTH are maintaining strong y-o-y growth (+4% and +14% respectively).
In mobile, Vivo strengthened its leadership following the consolidation of the Brazilian market, reaching a market share of 39% (+1 p.p. y-o-y) and 44% in contract (+2 p.p. y-o-y) thanks to its differential assets (better connectivity and the most valued brand in the sector, among others) and the continuous improvement of its commercial proposition, primarily through the incorporation of digital services into its offering.
In Q3 23, net contract adds rose to 556k new accesses (Q2 23 466k; Q3 22 100k) due to the improvement in gross adds, the migration of accesses from prepaid, and churn at historically low levels (1.1%) in a more rational market environment.
In fixed, the Company continued to lead the FTTH market, with a market share of 17.3%. Q3 23 net adds, 183k connections thanks to the improved commercial activity compared to previous quarters (+15% vs. Q2 23). The total FTTH premises passed reached 25.1m (2.9m in the last 12 months), with a target of 29m by the end of 2024.

Financial performance
Revenue grew 7.5% y-o-y in Q3 23 (9M 23 +9.0% y-o-y), remaining above the 5.2% inflation rate (as of September 2023). This growth was driven by contract, FTTH, and digital services, which offset the decline in legacy services.
Mobile revenue rose 9.4% y-o-y in Q3 23, underpinned by the growth of accesses, primarily in contract, and the increase in ARPU (migrations to better plans and a gradual tariffs increases). Q3 23 fixed revenue increased by +3.1% y-o-y, mainly due to higher FTTH revenues (+15.1%) and B2B revenues (+9.6% y-o-y).
OIBDA grew 11.6% y-o-y in the quarter (9M 23 +10.7% y-o-y) on revenue growth that offset higher commercial expenses, inflation, and new services' lower margins. Q3 23 OIBDA is positively impacted by €32m related with the post-closing adjustment in Oi mobile assets acquisition and fines incurred to shut-down tower contracts. OIBDA margin stood at 44.4% in Q3 23, with a year-on-year expansion of +1.6 p.p. (9M 23 42.2%, +0.7 p.p. y-o-y).
CapEx declined 5.3% y-o-y in 9M 23, in line with the target of bringing it down below BRL 9bn in 2023 and OIBDA-CapEx is up 25.6% y-o-y in 9M 23 (Q3 23 +21.4% y-o-y).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica 9M 23 revenue	17%	of total Telefónica 9M 23 OIBDA	18%	of total Telefónica 9M 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Robust commercial traction both in mobile and fixed; focus remains on ‘value-over-volume’
•Sustained top line growth with improved operating leverage driving strong OIBDA growth
•Good progress of 5G roll-out within normalised CapEx/Sales envelope; ‘5G Plus’ now on air

Operating performance
T. Deutschland delivered another quarter of robust growth underpinned by its ‘value-over-volume’ strategy. The company’s commercial momentum is building on its successfully introduced more-for-more portfolios and normalised churn rates. Thus, T. Deutschland is fully on track to achieve its FY23 outlook upgraded at H1 23.
In parallel, T. Deutschland continued to make good progress with the densification and further roll-out of its 5G network. Since 10 Oct-23, O2 customers can experience ‘5G Plus’ (i.e. 5G stand-alone) in the O2 network. This marks the beginning of a new technology era with ‘5G Plus’ being available to more than 90% of the German population.
As part of its ESG-agenda, T. Deutschland assumes responsibility for its employees and the wider society. The company’s attractiveness as an employer rose to all-time highs of 70.3 points in the recent employee survey (+3.9 p.p. versus last year’s survey). Moreover, T. Deutschland remains committed to its climate protection goals and has been nominated as a finalist for the ‘16th German Sustainability Award’.
Mobile contract registered Q3 23 net adds of +396k (+30.4% y-o-y; 9M 23 +1,066k); reflecting the continued momentum of the O2 brand and a solid contribution of partner brands. Churn rates remained at low levels, with O2 contract -0.2 p.p. y-o-y at 1.0% in Q3 23 (0.8% and 1.0% in Q2 23 and Q1 23 respectively) reflecting the O2 brand appeal on combination with enhanced network and service quality.
O2 contract ARPU growth accelerated to 2.0% y-o-y in Q3 23, +1.0% q-o-q, with customer demand for high value tariffs somewhat offset by the reduction of MTRs as of January 1st 2023.
Mobile prepaid recorded -22k net disconnections in Q3 23 (-506k in 9M 23), reducing the net losses of Q2 23 (-131k), capturing the ongoing German market trend of prepaid to postpaid migration.
Fixed broadband posted +31k net adds in Q3 23 (>5x y-o-y; +77k in 9M 23) reflecting the strong customer demand for the technology agnostic O2 my Home portfolio. Churn -0.3 p.p. y-o-y to low levels of 0.8% in Q3 23 (stable q-o-q).

Financial performance
Revenue recorded solid growth of +2.2% y-o-y in Q3 23 (9M 23 +4.8% y-o-y) with ongoing mobile revenue momentum (+2.2% y-o-y, 9M 23 +4.0%) on the back of continued own-brand success and a solid contribution from partners and trading momentum. Both more than offset the negative impact from the MTR glidepath. High value smartphones remained popular while, as expected following record quarters, the overall customer demand for ‘O2 myHandy’ contracts softened in line with German market trends. Handset revenue growth -2.1% y-o-y (9M 23 +9.1% y-o-y).
OIBDA growth improved to +3.6% y-o-y in Q3 23 (+0.8 p.p. q-o-q) and +2.7% y-o-y in 9M 23. Improved operational leverage mainly in mobile was partly offset by some anticipated cost increases, related with commercial activity in the quarter (e.g. ‘O2 Mobile portfolio’) as well as continued technology transformation while energy costs as expected presented a small tailwind to Q3 23. OIBDA margin stood at 31.6% (+0.4 p.p. y-o-y) in Q3 23 and 30.8% in 9M 23 (-0.6 p.p. y-o-y), mainly explained by the strong growth of the broadly margin neutral handsets sales in the 9M period.
9M 23 CapEx was lower -9.5% y-o-y with a CapEx/Revenue ratio of 12.9%. Consequently, OIBDA-CapEx grew +13.8% y-o-y in 9M 23 and OIBDA-CapEx/Revenue reached 17.9%, +1.5 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica 9M 23 revenue	14%	of total Telefónica 9M 23 OIBDA	11%	of total Telefónica 9M 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Improved customer net adds; +41k in fixed and +50k in mobile contract in Q3 23
•Fixed network rollout exceeds 500k PPs in 9M 23, while Upp's fibre network integration begins after acquisition
•Accelerated OIBDA growth trend in Q3 23, 2.6 p.p. q-o-q to +6.3% y-o-y

Operating performance
In Q3 23 Virgin Media O2 (VMO2) has continued to invest in its products, services, and networks to provide an enhanced customer experience. As wide economic pressures remain, some consumers have tightened their spend, most notably across mid-tier TV, home phone and on low-margin handsets, which is contributing to a reduced but stable outlook for revenue in 2023.
The fixed network footprint reached 16.7m PPs, with rollout progressing at pace with 251k PPs in Q3 23 (534k PPs in 9M 23). The deployment was primarily on behalf of Nexfibre, where VMO2 is the anchor wholesale tenant. In September, fibre altnet Upp was acquired, efficiently boosting the footprint of premises that can access VMO2’s converged offering. As a result, around 175k premises will be transferred to Nexfibre within the next year. In addition, the Company reached an agreement to sell 16.67% minority stake in its mobile tower joint venture, Cornerstone, for £360m.
Amid the current economic climate, in partnership with technology charity Jangala, VMO2 has stepped up its support to communities by providing free connectivity to those in need. In addition to the existing commitment to donate 61m GB of mobile data to the National Databank by YE 25, 5k Wi-Fi-enabled ‘Get Boxes’ will be distributed to households, community centres, refuges, and homeless shelters across the UK.
The contract mobile base grew by +50k in Q3 23, returning to growth (-13k in Q2 23; +16k in 9M 23), with total mobile connections increasing due to strong growth in IoT, wholesale, contract, and prepaid connections.
O2 mobile contract churn stood at 1.0% (0.9% in Q2 23) remaining at market low levels despite price increases, as customers benefited from free EU roaming over the summer period and made use of exclusive deals through O2’s leading loyalty app, Priority.
In Q3 23, IoT accesses grew by +386k (+1.2m in 9M 23).
Fixed broadband net additions totalled +41k in Q3 23 (-15k in Q2 23; 54k in 9M 23), driven by the continued demand for fast and high-quality connectivity.

Financial performance
Revenue grew by 7.1% y-o-y in Q3 23 (Q2 23 +6.2%; 9M 23 +5.8%) supported by other revenue, driven by nexfibre construction revenue and a change in a related-party contract, for which there is approximately a £38 million revenue impact. Mobile revenue increased 0.6% versus Q3 22 (9M 23 +2.9% y-o-y), as service revenue growth was offset by a -4.9% decline in handset sales (9M 23 +0.7% y-o-y). Fixed revenue declined -1.9% y-o-y in Q3 23 (9M 23 -3.7% y-o-y), due to household spend optimisation, most notably in home phone and mid-tier TV packages, offsetting the benefits of the price increase.
OIBDA 6.3% y-o-y in Q3 23, accelerating 2.6 p.p. q-o-q (9M 23 +3.8% y-o-y), with key driver of growth being the realisation of synergies and the implementation of price rises, which were partially offset by higher energy costs. OIBDA margin stood at 35.1% in Q3 23, -0.3 p.p. y-o-y (9M 23 34.9%; -0.7 p.p. y-o-y).
9M 23 CapEx increased by 2.1% y-o-y as the Company continued to invest in its fixed and mobile infrastructure. As a result, in 9M 23, OIBDA-CapEx increased +5.7% y-o-y with OIBDA-CapEx/Revenue stable y-o-y at 14.7%.

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Double-digit revenue growth ambition for 2023
•New operating model on track, outstanding delivery capabilities expanding across geographies
•Strengthened market position; positioned as one of the most relevant partners of Microsoft in Europe

During Q3 23, T. Tech once again posted growth surpassed market performance, standing as a leading provider of advanced NextGen solutions, on the back of our greatest strengths, our highly skilled workforce and our well-established reputation for excellent delivery across Europe and the Americas.
T. Tech offers a comprehensive e2e service portfolio that actively contribute to meeting ESG objectives of B2B customers. It offers solutions that promote the decarbonisation of the economy, foster economic and social progress through digitalisation and guarantee the security, privacy, and confidentiality of customer data with the highest security standards and processes.
T. Tech continues to implement its new operating model across unifying the portfolio to align with current tech trends, where Cloud drives IoT, Big Data, and AI, with Cybersecurity integrated seamlessly into all business operations to deliver the best service. T. Tech now operates with geographic units (Spain & Americas, UK & Ireland, Rest of Europe) and global cross-service units (up to now IoT & BizApps).
As recognitions, Incremental and BE-terna have received 2023-2024 Microsoft Business Applications Inner Circle award for outstanding sales and innovation. Moreover, Microsoft recognised T. Tech UK&I with its Microsoft Solution Partner Designation in Security, which puts Telefónica in an elite group of Partners to hold all 6 Microsoft Solution Partner Designations. For a 2nd consecutive year T. Tech has been recognised as a Leader in IoT Managed Connectivity Services Worldwide by IDC MarketScape and recognized as a Representative Vendor for 4G & 5G Private Mobile Network Services for Industry by Gartner® in its 2023 Market Guide.

Operating performance
T. Tech sustained robust commercial activity with significant growth of ~+26% y-o-y in LTM bookings. Strong sales pipeline includes various technologies and high demand across sectors (Finance, Healthcare, Utilities, Mobility, Mining, Retail, and the Public Sector) well-positioning it for further revenue growth.
Cybersecurity & Cloud capabilities were improved with a new strategic agreement with Snowflake, to help public entities and private companies in Europe to manage their data in an efficient and secure multi-cloud environment; and with the new launch of Clean Email Business in Spain with Proofpoint as partner.
IoT & Big Data capabilities were reinforced with: (i) new Kite service “IoT Analytics Plus”, (ii) AWS partnership under its program for Private 5G network product (iii) extension of NB-IoT connectivity beyond the mobile network with satellite network deployments with SatelIoT and Skylo, (iv) video-telematics solution for B2B vehicle fleets and (v) new retail sector product for analysis of the Sales Funnel in Physical Spaces.

Financial Performance
Revenue reached €442m in Q3 23 (+14.4% y-o-y) and €1,327m in 9M 23 growing at +30.0% y-o-y. In constant perimeter, revenues grew 22.9% y-o-y in 9M 23 (largely above market performance). Current T. Tech revenue mix is well-balanced in services (high weight of revenue from Managed & Professional services & own platforms, with better margins) and geographies (>85% revenues from hard currency markets).
Revenue from both T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech in 9M 23 reached €1,151m (+27.9% y-o-y) and €179m (+47.2% y-o-y), respectively.

TELEFÓNICA INFRA

Key Messages
•Attractive portfolio of FTTH, data centres and submarine cable, combining growth and profitability for the Group
•Built a top-tier FTTH portfolio of 20m5 PPs, reinforcing Telefónica’s infrastructure with increasing optionality
•Telxius: Maintained a solid traffic growth and high profitability, above 50% OIBDA margin in 9M 23

Operating performance
T. Infra: A well-established FiberCo portfolio with first-class partners
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%) has passed with fibre 4.5m premises and continues roll-out towards its 2024 target (5m PPs). Bluevía focuses its deployment on less densely populated municipalities and areas, all over the Spanish peninsula and Balearic Islands, reducing the digital divide.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), has signed MoUs reaching more than 1m PPs in 8 federal states (“Länder”), while continuing with several network construction projects.
In the UK, nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%) continues to roll-out fibre with a target of 5m PPs by 2026. In September, nexfibre reached a roll-out milestone of 500k PPs. Additionally, VMO2 acquired Upp, a UK fibre operator. Network assets will be transferred to nexfibre after integration works, accelerating the deployment by 175k PPs. Nexfibre is already connecting customers to its XGS-PON network.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) has deployed FTTH in over 150 municipalities, reaching 4.4m PPs. The company has for the second time received the recognition of Great Place to Work® Brazil.
ONNET Fibra Chile (KKR 60% and T. Chile 40%), ONNET Fibra Colombia (KKR 60% and T. Colombia 40%) and ONNET Peru, continued with their roll-outs (4.0m; 3.3m and 2.8m respectively as of Sep-23). In Chile, the regulatory approval of the agreement with Entel to acquire its fibre assets is expected in Q4 23. The approval of the Peru stake sale to KKR is expected by Q2 24.
Nabiax (Asterion Industrial Partners 80% and T.Infra 20%) continues to focus on growth, leveraging on its top tier data centres, with 100% renewable energy supply, while being a benchmark for Hyperscalers.

Telxius: Best-in class Subsea Infrastructure
Telxius announced that it will be extending the ultrahigh capacity subsea cable Tikal to land in Cancun (Mexico). This new extension, 100% promoted by Telxius, will be operational in Q3 26, and it will serve a key route in the Caribbean with the highest levels of service, reliability and security. Telxius will be expanding the services it already provides in Mexico, building its own new Landing Station, and offering a new connection alternative between Mexico and the United States with a new generation cable, being the first cable to be deployed in this region in the last decade.
In 9M 23 Telxius maintained a positive traffic growth of +17% (+6 p.p. y-o-y), which, together with continuous cost management within an inflationary context, helped to maintain a positive performance on OIBDA margin that reached 53.3% in 9M 23 (53.1% in Q3 23).

5     Included in the total Group´s FTTH PPs

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica 9M 23 revenue	11%	of total Telefónica 9M 23 OIBDA	11%	of total Telefónica 9M 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Continued reduction in exposure to the region, while trying to rationalise the market
•Q3 23 OIBDA y-o-y impacted by Peru, FiberCos model and network transformation efficiencies in COL (Q3 22)
•OIBDA-CapEx is expected to improve in Q4 23 y-o-y (9M 23 -14.0%)

Operating performance
T. Hispam continues to implement its strategy, improving its value offer to customers, with a focus on business profitability. On August 8th it reached an agreement with Starlink (a SpaceX company), which will enable it to improve coverage for satellite broadband customers, especially in rural and remote areas.
In addition, on October 9th, the Superintendencia de Industria y Comercio authorised the integration of Movistar and Millcom's mobile access networks in Colombia under a new jointly owned infrastructure company, following the MOU reached between the two companies on July 6th. This Company will allow a more efficient use of resources as well as an increase in the quality of the services provided.
T. Hispam continues to focus on ESG and, for the 2nd consecutive year, Telefónica was recognised by the Monitor Empresarial de Reputación Corporativa (Merco) as the telecommunications company with the best corporate reputation in the "100 companies with the best reputation in Latin America" ranking. In the social sphere, 35% of female executives have been appointed to the company's management team.
In mobile, contract accesses continued to grow (+3% y-o-y). In Mexico, contract accesses increased 21%, with record net additions in Q3 23 (+140k accesses vs +105k in Q2 23) thanks to a differentiated value offer and the success of retention campaigns.
In fixed, FTTH & cable connected accesses grew 12% y-o-y, driven by Colombia, Argentina and Chile. Premises passed with FTTH amounted to 19.5m after deploying 3.6M in the last 12 months (Q3 23 0.9M). The largest weight in the deployment of PPs in the last 12 months was in Colombia, after deploying in Q3 23 0.4m PPs. The Company is awaiting approval from the Chilean competition authority to close a deal with Entel in Q4 23 (incorporating 1.2m PPs with Entel's FTTH as well as a wholesale agreement between both companies).

Financial performance
Revenue fell by 2.7% in Q3 23 and 0.6% in 9M 23 y-o-y, mainly impacted by strong competition in some markets (mainly Chile and Peru) and lower handset sales (-8.3% and 9M 23 -0.6%).
OIBDA declined 17.1% y-o-y in Q3 23 (9M 23 -9.0%), impacted by lower revenues in Peru (partially offset by cost efficiencies), by the FiberCo model in Chile and Colombia (whose impact is more pronounced vs. previous model due to the accelerated migration to FTTH) and the impact of network transformation efficiencies in Colombia in Q3 22 (impact of -6 p.p. in Q3 23 y-o-y).
The Q3 23 y-o-y evolution of reported OIBDA is impacted by the €7m of restructuring expenses (-€44m in 9M 23; -€37m in Q3 22 and -€86m in 9M 22 mainly in Argentina).
OIBDA margin stood at 17.9% in Q3 23 (-3.2 p.p. y-o-y); 17.8% in 9M 23 (-1.8 p.p. y-o-y).
OIBDA-CapEx was 14.0% lower than in 9M 22, which is expected to improve in Q4 23.

Evolution by Country
Chile: Revenues remained virtually flat y-o-y (Q3 23 -0.3%) in a very tough competitive environment, with contract and FTTH growth. OIBDA declined 25.9% affected by the fiber network usage due to the growth in commercial dynamics and the impact related to inflation. Movistar Chile was recognised as one of the 20 best companies to work for under -35 professionals. In addition, in Q3 23, the information portal for awareness and prevention of harassment, sexual harassment and discrimination was launched.
Perú: The economic situation in Peru, with weakened domestic demand, together with an aggressive competitive environment in both the wireless and wireline segments, continued to have an impact on revenues, even though they improved y-o-y (Q3 23 -9.3%; Q2 23 -10.6%). OIBDA declined 29.4% y-o-y due to lower revenues, partially offset by efficiencies. For the third consecutive year, Movistar obtained the I-REC, AENOR and SGS certifications, with 100% renewable energy at its facilities, consolidating its commitment and environmental responsibility in the country.
Colombia: Growth in service revenue (+6.6% y-o-y) is leveraged mainly on contract and FTTH despite the worse economic scenario in the country. OIBDA declined 35.3%, mainly due to higher commercial expenses (strong growth in FTTH accesses, +52%) and the positive impact of network transformation efficiencies in Colombia in Q2 23 (excluding that effect, OIBDA would have decreased -9.9% y-o-y). The Eco Smart seal was also implemented and launched in Colombia, with 38% of the total portfolio of solutions verified as Eco Smart, making it the first technology company in Colombia to externally verify the potential environmental benefits of the digital solutions it sells to business customers.
México: Continued strong performance in contract, accelerating access growth to 21% y-o-y, thanks to increased commercial activity and lower churn (-0.4 p.p. y-o-y). Revenues declined 4.4% y-o-y in Q3 23, impacted by lower handset sales (-7.5%) and lower mobile termination rates. OIBDA grew 66.9% y-o-y in 3Q 23. In order to build a world with less waste, the company sent 100% of e-waste, electronic devices, metal structures, batteries and air conditioning units to be recycled.
Argentina: Commercial growth in FTTH (+27% y-o-y) and TV (+38%) in a more rational market environment, resulting in an acceleration in y-o-y revenue growth (Q3 23 +114.8%; Q2 23 +91.3%). OIBDA increased +139.2% y-o-y in Q3 23. The company made progress towards its goal of closing the digital divide for persons with disabilities by implementing an app that transforms and personalises the customer experience for people with hearing, speech of sight impairments.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	9M 23	9M 22	y-o-y % Chg Reported	Q3 23	Q3 22	y-o-y % Chg Reported

Revenue	30,499	29,793	2.4	10,321	10,343	(0.2)
Other income	1,055	1,527	(30.9)	392	459	(14.6)
Operating expenses	(21,937)	(21,684)	1.2	(7,378)	(7,531)	(2.0)
Impairments & losses on disposal of assets	(22)	(43)	(48.6)	(5)	(22)	(75.8)
Underlying operating income before D&A (OIBDA)	9,648	9,521	1.3	3,342	3,293	1.5
Operating income before D&A (OIBDA)	9,595	9,593	0.0	3,330	3,249	2.5
OIBDA Margin	31.5%	32.2%	(0.7 p.p.)	32.3%	31.4%	0.9 p.p.
Depreciation and amortisation	(6,620)	(6,670)	(0.7)	(2,272)	(2,334)	(2.7)
Operating income (OI)	2,975	2,923	1.8	1,057	914	15.7
Share of profit (loss) of investments accounted for by the equity method	(233)	481	c.s.	(219)	376	c.s.
Net financial income (expense)	(1,282)	(1,393)	(8.0)	(492)	(733)	(32.8)
Profit before taxes	1,461	2,011	(27.4)	347	557	(37.8)
Corporate income tax	15	(316)	c.s.	245	(4)	c.s.
Profit for the period	1,475	1,695	(13.0)	592	553	7.0
Attributable to equity holders of the Parent	1,262	1,486	(15.0)	502	460	9.3
Attributable to non-controlling interests	213	209	1.6	89	93	(4.5)
Weighted average number of ordinary shares outstanding during the period (millions)	5,674	5,754	(1.4)	5,665	5,734	(1.2)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.19	0.23	(18.3)	0.08	0.07	8.7
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.24	0.21	17.0	0.09	0.02	n.s.
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June 2022, were taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€190m in 9M 23 and €154m in 9M 22), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Sep 23	Dec 22	% Chg vs. Dec

Non-current assets	86,801	87,053	(0.3)
Intangible assets	11,547	12,017	(3.9)
Goodwill	18,866	18,471	2.1
Property, plant and equipment	23,560	23,714	(0.6)
Rights of Use	8,417	8,279	1.7
Investments accounted for by the equity method	10,930	11,587	(5.7)
Financial assets and other non-current assets	8,157	8,101	0.7
Deferred tax assets	5,325	4,884	9.0
Current assets	22,486	22,589	(0.5)
Inventories	1,776	1,546	14.9
Receivables and other current assets	9,751	9,134	6.8
Tax receivables	1,255	2,213	(43.3)
Other current financial assets	1,615	2,444	(33.9)
Cash and cash equivalents	7,819	7,245	7.9
Non-current assets and disposal groups held for sale	270	7	n.s.

Total Assets = Total Equity and Liabilities	109,287	109,642	(0.3)

Equity	31,686	31,708	(0.1)
Equity attributable to equity holders of the parent and other holders of equity instruments	25,613	25,088	2.1
Equity attributable to non-controlling interests	6,073	6,620	(8.3)
Non-current liabilities	53,932	54,834	(1.6)
Non-current financial liabilities	34,239	35,059	(2.3)
Non-current lease liabilities	6,726	6,657	1.0
Payables and other non-current liabilities	3,853	3,546	8.7
Deferred tax liabilities	2,987	3,067	(2.6)
Non-current provisions	6,127	6,505	(5.8)
Current liabilities	23,670	23,100	2.5
Current financial liabilities	3,968	4,020	(1.3)
Current lease liabilities	2,124	2,020	5.2
Payables and other current liabilities	14,468	13,509	7.1
Current tax payables	1,692	1,920	(11.9)
Current provisions	1,398	1,631	(14.3)
Liabilities associated with non-current assets and disposal groups held for sale	20	—	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €286m, €2,944m included as financial liabilities and €3,230m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	9M 23	9M 22	y-o-y % Chg

Cash received from operations	35,662	35,210
Cash paid from operations	(26,596)	(26,528)
Net payments of interest and other financial expenses net of dividends received	(435)	(668)
Taxes proceeds/(paid)	(393)	(416)
Net cash flow provided by operating activities	8,238	7,598	8.4

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(4,510)	(4,019)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	877	(1,536)
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	479	2,990
Government grants received	8	—
Net cash flow used in investing activities	(3,146)	(2,565)	22.7

Dividends paid	(1,362)	(520)
Proceeds from share capital increase with minority interest	113	2
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(907)	(445)
Operations with other equity holders (1)	246	(229)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	1,525	2,088
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(2,374)	(5,531)
Lease Principal Payments	(1,561)	(1,458)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(89)	(538)
Net cash used in financing activities	(4,409)	(6,631)	(33.5)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(109)	293
Net increase (decrease) in cash and cash equivalents during the year	574	(1,305)	c.s.

Cash and cash equivalents at the beginning of the period	7,245	8,580
Cash and cash equivalents at the end of the period	7,819	7,275
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.

Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
b)Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2023/2022 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2022. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/10/rdos23t3-data.xlsx.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.

•Debt indicators: Telefónica UK's debt was no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and in conjunction with its subsidiaries the “Telefónica Group”) exclusively for been used during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. The present document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions.
In any case, these Statements do not intend to be exhaustive, nor have been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events should be considered indicative, provisional and only for illustrative purposes. For this reason, these Statements do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2023, submitted to the CNMV, in Note 2, page 12, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 8, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.